EXHIBIT 11

Statement of Computation of Per Share Earnings

Set forth below are the bases for the computation of earnings per share for the periods shown.

	Three Months Ended
	March 31,
	2008	2007
Earnings Per Common Share
Basic	$0.10	$0.14
Average Shares Outstanding	7,610,039	7,108,923
Diluted	$0.10	$0.14
Average Shares Outstanding (including dilutive effect of stock options)	7,748,962	7,293,827

	Fiscal Year Ended
	December 31,
	2007	2006
Earnings Per Common Share
Basic	$0.53	$0.53
Average Shares Outstanding	7,607,780	7,103,243
Diluted	$0.52	$0.51
Average Shares Outstanding (including dilutive effect of stock options)	7,767,604	7,345,127